Exhibit 6.2

ROYALTY AGREEMENT

This Royalty Agreement (“Agreement”) is made on this 1st day of January, 2018 (“Effective Date”) BY and BETWEEN Apex Farming Corporation, having its offices located in Wilmington, Delaware 19809 hereinafter referred to as “APEX FARMING”

AND

MR David Allen, 664 Bauder Park, Alden, New York, 14004, hereinafter referred to as “INVESTOR”

WHEREAS all the parts are hereinafter referred to as ‘Parties”;

WHEREAS the Company has agreed to pay Royalty Payments, in the manner as provided herein this Agreement

NOW THEREFORE, in consideration of the promises and mutual covenants hereinafter contained, the Parties hereto agree as follows:

1.	RESPONSIBILITIES OF THE COMPANY

A.	The Company shall:
i.	Submit the Annual Net Sales Account of the Product verified and certified by its Internal Auditor for the corresponding financial year till full satisfaction of Royalty liability. ‘Net Sales’ for this purpose shall mean gross sales by the Company/ its licensee/ its sub-licencee excluding excise duty and sales tax, as certified by the Accountant.
ii.	The Company shall submit audited Annual reports along with the audited balance sheets and profit & loss accounts to INVESTOR within six months of the completion of the financial year ending 31st March till full and final settlement of all Royalty dues to the satisfaction of INVESTOR

B.	Company acknowledges and agrees that:
i.	It shall notify INVESTOR of any material change in its incorporation status, shareholding, Project Coordinator or any such change that would impact on performance of its obligations under the Project and this Agreement.
ii.	The Company shall not assign or transfer the Product’s interests/ rights to any third party directly or indirectly without prior written consent from INVESTOR until full and final settlement of all royalties are paid to the satisfaction of INVESTOR

2.	PAYMENT OF ROYALTY

i.	The Company shall pay royalty to INVESTOR at the rate of 1 (One) per cent on annual Net Sales of the product(s) after taxes. The term of royalty contract between the parties is for 3 (three) years commencing on January 1, 2018 and terminating on December 31, 2020.

ii.	Royalty for each financial year shall be payable to INVESTOR within 60 (sixty) days of close of corresponding financial year.

3.	DELAY IN PAYMENT OF ROYALTY AND NON-PAYMENT

i.	In case of delay in payment of Royalty, the Company shall be liable to pay simple interest at the rate of 10 (ten) per cent per annum, not by way of penalty, on the amount of default in payment of royalty for the period of delay.
ii.	In case of non-payment of Royalty, without prejudice to any other rights under this Agreement, the amount can be recovered by initiating any procedure available in Law.

4.	MODE OF PAYMENT OF ROYALTY

The amount of Royalty payable by the Company shall be paid by the means of and account payee. It is the responsibility of the INVESTOR to file any and all Federal, State and all other applicable taxes from all royalty payments received from company.

CONFIDENTIALITY

i.	During the tenure of the Agreement, all Parties, undertake to maintain strict confidentiality and refrain from disclosure thereof, of all or any part of the information and data exchanged/generated from the Project under this Agreement for any purpose other than purposes in accordance with this Agreement. It shall be the responsibility of the Parties to ensure maintenance of such confidentiality including on behalf of their employees, representatives and associates involved in the Project. Any breach of Confidentiality by the INVESTOR will immediately terminate this agreement resulting in all future royalty payments to cease
ii.	The Parties shall not have any obligation of confidentiality with respect to any information that:
a.	is in the public domain by use and/or publication at the time of its disclosure by the disclosing party; or
b.	was already in possession of the recipient prior to receipt from the disclosing party3; or
c.	is properly obtained by the recipient from a third party with a valid right to disclose such information and such third party is not under confidentiality obligation to the disclosing party; or
d.	was disclosed to any third party on a non-confidential basis prior to commencement of the Project; or
e.	was developed by the recipient, as established by acceptable written record, independently of the disclosure of information by the disclosing party; or
f.	is required by public authority, by law or decree.

5.	DISPUTE RESOLUTION AND ARBITRATION

In the event of any dispute or difference between the Parties hereto upon or in relation to or in connection with this Agreement, such dispute or difference, shall be resolved amicably and in good faith by mutual consultation.

2

If such resolution is not possible, then the unresolved dispute or difference whatsoever arising between the Parties out of or relation to this agreement, meaning, scope, operation or effect of this agreement or the validity the breach thereof or in respect of any defined legal relationship associated therewith or derived therefrom dispute shall be submitted for arbitration in accordance with laws of the State of Delaware. The provision of this Clause shall not become inoperative notwithstanding the Agreement expiring or ceasing to exist or being terminated or foreclosed.

6.	EFFECTIVE DATE AND TENURE OF THE AGREEMENT

i.	The Agreement shall be effective from the date of its signing by both the Parties. In the event the Parties affix their signatures to this Agreement on separate dates, the Agreement shall be effective from the date on which the last set of signature is affixed thereto.
ii.	The Agreement shall be valid till the full and final settlement of all royalty payments to the satisfaction of INVESTOR.
iii.	Two copies of the Agreement shall be signed by each of the Parties and one copy each shall remain in the custody of each Party.

7.	AMENDMENTS TO THE AGREEMENT

No amendment or modification of this Agreement shall be valid unless the same is made in writing by the Parties or their authorized representatives specifically stating the same to be an amendment of this Agreement. The modifications shall be effective from the date on which they are made / executed unless otherwise agreed to.

8.	SEVERABILITY

In case any one or more of the provisions or parts of a provision contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement; and this Agreement shall, to the fullest extent lawful, be construed as if such invalid or illegal or unenforceable provision, or part of a provision, had never been contained herein.

9.	NOTICES AND JURISDICTION

i.	All notices and other communications required to be served on the Company including for violation of the terms of this Agreement shall be considered to be duly served if the same shall have been delivered by registered mail to the Company at its address as stated below.

APEX FARMING Corp.

Wilmington, Delaware 19809

1105 Monterey Place

3

10.	NO JOINT VENTURE

Nothing contained in this Agreement will be construed as creating a joint venture, agency, partnership or employment relationship between the Parties hereto, nor will any Party have the right, power or authority to create any obligation or duty, express or implied, on behalf of the other Party.

11.	GOVERNING LAW

This Agreement shall be governed and interpreted in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF the Parties hereto through its duly authorized representatives have signed this Agreement on the day, month and year mentioned hereinbefore.

Parties

4